January 23, 2007

Ms. April Sifford, Branch Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549-7010

Re: The Exploration Company of Delaware, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 16, 2006 File No. 0-09120

Dear Ms. Sifford:

The purpose of this letter is to respond to your letter dated January 10, 2007 in which you communicated certain comments regarding the Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K") of The Exploration Company of Delaware, Inc. (the "Company"). To assist you in reviewing these responses, I will precede each response with a copy (in bold type) of the comment as stated in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations Sources and Uses of Cash for the Year Ended December 31, 2005, page 25

1.     Please refer to prior comment 2 of our letter dated December 12, 2006. Revise your non-GAAP measure "'Cash Available" to a more representative description such as "Adjusted  Cash Provided" or "Adjusted Cash Generated."

Response:

As noted in our response to your prior comment 2, we propose to provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented on a prospective basis. The sample disclosure language below, from Annex A to our previous response for the paragraph following the "Adjusted Cash Provided by Operating Activities" reconciliation table, now incorporates your suggested change in the label for the data provided.

The following tables set forth the Company's cash sources, and uses of cash, during the three years presented. "Adjusted cash provided" and "cash utilized" are non-GAAP measures. We believe that the presentation of non-GAAP financial measures in the form of "adjusted cash provided" and "cash utilized" provides important supplemental information to management and investors regarding the sources of liquidity and uses of cash by the Company during the fiscal period. Our management uses these non-GAAP financial measures when evaluating the Company's liquidity and funds available for future development. The Company has chosen to provide this information to investors so they can analyze the Company's liquidity and financial condition in the same way that management does and use this information in their assessment of the valuation of the Company. However, investors should consider these measures in addition to, not as a substitute for or as superior to, financial reporting measures prepared in accordance with GAAP.

Additionally, the labels on the relevant table for each year presented will be changed to your suggested wording.

2005 Acquisitions, page 25

2.     We note your response to comment 1 and 3 of our letter dated December 12, 2006 and believe the footnotes to your financial statements should address the nature of these transactions, how they were accounted for, the factors considered when determining the value of consideration conveyed and amounts included in the financial statements presented. As requested in our prior comments, please revise your disclosures to include this information.

Response:

We agree to add a new Note entitled "Sale of Oil & Gas Properties" to our Form 10-K for 2006 providing additional information on the transactions, as follows:

Note xx - Sale of Oil & Gas Properties

February 2005 Asset Exchange: In February 2005, the Company entered into an agreement with Arrow River Energy LP and CMR Energy LP. Under this agreement TXCO acquired an interest in certain leasehold acreage, in exchange for giving an interest in certain other leasehold acreage. The exchange of interests was accounted for as a conveyance of property that is a transfer of assets used in oil and gas producing activities (primarily unproved properties) in exchange for other assets (primarily unproved properties) also used in oil and gas producing activities. The book value of the properties exchanged was approximately $5.5 million. The net book value of the conveyed assets prior to conveyance was allocated (based on percent interest retained/conveyed) to the assets remaining after conveyance and the assets received in exchange. There was no change in the net book value of retained unproved properties as a result of the transaction; hence no gain or loss was recognized at the time of conveyance. Based on the Company's evaluation, the fair market value of the leasehold acreage received was equivalent to that of the leasehold acreage conveyed.

September 2005 Asset Sale: In 2005, we entered into a purchase and sale agreement with EnCana Oil & Gas (USA) Inc. ("EnCana") to sell selected interests in our Maverick Basin interest effective September 1, 2005, for $80 million. In accordance with generally accepted accounting principles, primarily SFAS No. 19, the September 2005 purchase and sale agreement with EnCana was accounted for as a sale of proved and unproved properties for cash. The assets sold included the sale of entire interests in proved properties and the sale of entire interests or partial interests in unproved properties. Proceeds from the sale of entire interests in proved properties were applied towards the unamortized cost of the properties and gain was recorded as appropriate. Proceeds from the sale of interests in unproved properties were treated as recovery of costs and gain was recognized when the sales proceeds exceeded the original cost of the properties. A pre-tax gain of $24.5 million was recognized on this transaction in the third quarter.

3. We note your response to comment 3 of our letter dated December 12, 2006. Please confirm there was no change in the net book value of retained unproved properties as a result of the exchange.

Response:

We confirm that there was no change in the net book value of retained unproved properties as a result of the February 2005 asset exchange. (See "Note xx" above).

Conclusion:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pending your review of this response, we will readily incorporate the changes and additional disclosure discussed into our Annual Report on Form 10-K to be filed for the year ended December 31, 2006.

Sincerely,

/s/ P. Mark Stark
P. Mark Stark
Vice President and Chief
Financial Officer

cc: Mr. Bob Carroll Ms. Shannon Buskirk